Rasna Therapeutics, Inc.
420 Lexington Avenue, Suite 2525
New York, NY 10121
April 13, 2018

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Gabor

Re:    Rasna Therapeutics, Inc.
Registration Statement on Form S-3
File No. 333-224177

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Rasna Therapeutics, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Monday, April 16, 2018, or as soon thereafter as possible.

Thank you,
RASNA THERAPEUTICS, INC.
By: /s/ Tiziano Lazzaretti______________
Name: Tiziano Lazzaretti
Title: Chief Financial Officer